                                                                                                                                                                        Exhibit (k)(5)

EXPENSE LIMITATION AGREEMENT

CAPSTONE CHURCH BOND FUND

EXPENSE LIMITATION AGREEMENT, effective as of _______, 2005 by and between Capstone Asset Management Company ("CAMCO") and Capstone Church Bond Fund ("Fund").

WHEREAS, the Fund is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as a closed-end management investment company operating as an "interval fund"; and

WHEREAS, the Fund and CAMCO have entered into an Investment Advisory Agreement ("Advisory Agreement") and an Administration Agreement, pursuant to which CAMCO provides investment advisory and administration services, respectively, to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Fund and CAMCO have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

  Expense Limitation.

    Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory and administration fees paid to CAMCO and fees paid to other service providers of the Fund ("Fund Operating Expenses"), but excluding payments pursuant to the Fund's Service Plan, interest, taxes, brokerage commissions, extraordinary expenses such as litigation, and other expenses not incurred in the ordinary course of the Fund's business, exceed the Operating Expense Limit, as defined under "Operating Expense Limit," below, such excess amount ("Excess Amount") shall be the liability of CAMCO.

    Operating Expense Limit. The maximum Operating Expense Limit in any year with respect to the Fund shall be 1.00% of the Fund's average daily net assets.

    Duration of Operating Expense Limit. The Operating Expense Limit with respect to the Fund shall remain in effect for three years from the date of this Agreement. CAMCO may extend, but may not during the term of this Agreement shorten, the duration of the Operating Expense Limit without the consent of the Fund by delivering a letter to the Fund reflecting such extension, which letter shall be attached as an exhibit hereto. Such an extension must continue at the same Operating Expense Limit amount specified under "Operating Expense Limit," above.

    Method of Computation. To determine CAMCO's obligation with respect to the Excess Amount, Fund Operating Expenses shall be estimated and accrued each day the Fund calculates its net asset value ("Business Day"). Each Business Day, the Fund shall also calculate a year-to-date Operating Expense Limit Amount, based on the Fund's year to date average net assets and its Annual Expense Limit. If the total year-to-date expenses exceed the year-to-date Operating Expense Limit Amount, the Fund shall record a receivable from CAMCO in an amount equal to the year to date Excess Amount less any such receivables previously recorded for the fiscal period. Shortly after the end of each month, the Fund shall deliver to CAMCO a statement indicating the Excess Amount owed to the Fund for the month and CAMCO will remit to the Fund an amount that, together with any waived or reduced investment management fee, is sufficient to pay that monthly Excess Amount.

    Year-End Adjustment. If necessary, on or before the last Business Day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced and other payments remitted by CAMCO to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

  Reimbursement of Fee Waivers and Expense Reimbursements.

    Reimbursement. If on any Business Day during which the Advisory Agreement and Administration Agreement are both in effect, the estimated annualized Fund Operating Expenses of the Fund for that Business Day are less than the Operating Expense Limit, CAMCO shall be entitled to reimbursement by the Fund of CAMCO fees waived or reduced and other payments remitted by CAMCO to the Fund pursuant to Section 1 hereof ("Reimbursement Amount") during any of the previous thirty-six (36) months, to the extent that the Fund's annualized Operating Expenses plus the amount so reimbursed equals, for such day, the Operating Expense Limit, provided that such amount paid to CAMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

    Year-End Adjustment. If necessary, on or before the last Business Day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Operating Expense Limit.

  Term and Termination of Agreement.

  This Agreement shall terminate upon termination of either the Advisory Agreement or the Administration Agreement, or it may be terminated by either party hereto, without payment of any penalty, upon ninety (90) days' prior written notice to the other party at its principal place of business.

  Miscellaneous.

    Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

    Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund's Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

    Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory or administration fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, the Administration Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement, Administration Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

CAPSTONE CHURCH BOND FUND

By:
Name:
Title:

CAPSTONE ASSET MANAGEMENT COMPANY
By:
Name:
Title: